UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 4)

CPI Card Group Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

12634H200
(CUSIP Number)

Jeffrey M. Rose, 31 Old Wagon Road, Old Greenwich, CT 06870, 212-986-1703
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 24, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	12634H200

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Steamboat Capital Partners, LLC 45-5206506
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
535,510
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
535,510

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
535,510
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.7
14	TYPE OF REPORTING PERSON (See Instructions)
IA; OO

SCHEDULE 13D

CUSIP No.	12634H200

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Parsa Kiai
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
535,510
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
535,510
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
535,510
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.7
14	TYPE OF REPORTING PERSON (See Instructions)
HC; IN

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned ("Amendment No. 4"). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 5.	Interest in Securities of the Issuer

(a)	IA (as the portfolio manager for its clients, including investment funds of which an affiliate of IA is general partner) and Mr. Kiai (as the managing member of IA), may be deemed to be the beneficial owner of the number and percentage of Shares set forth on the cover page of this Schedule 13D on which they are respectively named. The aggregate percentage of Shares reported owned by each person named herein is based upon 11,426,670 Shares outstanding, as of May 2, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2023.

(b)	IA and Mr. Kiai have the power to vote or direct the vote and dispose of or direct the disposition of the number and percentage of Shares set forth on the cover page of this Schedule 13D on which they are respectively named.

(c)	Transactions by the Reporting Persons (on behalf of clients of IA, including investment funds of which an affiliate of IA is general partner) within the past sixty days (as of 8:00 AM on June 5, 2023) to the extent not previously reported on Schedule 13D, are set forth on Schedule 5.

(d)	Clients of IA, including investment funds of which an affiliate of IA is general partner, own the Shares which are the subject of this Schedule 13D and have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	May 24, 2023.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2023

STEAMBOAT CAPITAL PARTNERS, LLC

By:	/s/ Parsa Kiai
	Name:	Parsa Kiai
	Title:	Managing Member

/s/ Parsa kiai
PARSA KIAI

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Schedule 5

Transactions in the Shares of the Issuer During the Last 60 Days

The following tables set forth all transactions in the Shares effected in the past sixty days (as of 8:00 AM on June 5, 2023) by the Reporting Persons on behalf of clients of IA (to the extent such have not previously been reported on Schedule 13D), including investment funds of which an affiliate of IA is general partner. All such transactions were effected in the open market through brokers and the price per share excludes commissions. Where a price range is provided in the column Price Range ($), the price reported in that row’s column Price Per Share ($) is a weighted average price. These Shares were purchased in multiple transactions at prices between the price ranges indicated in the column Price Range ($). The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares sold at each separate price.

Trade Date	Share Purchased (Sold)	Price per Share ($)	Price Range ($)

4/12/2023	(500)	43
4/13/2023	(4,945)	42.6036	42.10-42.94
4/14/2023	(4,873)	42.4547	42.24-42.90
4/17/2023	(4,087)	44.15824	44.00-44.405
4/17/2023	(103)	45.13553	45.13-45.32
4/18/2023	(1,653)	44.5262	44.29-44.875
4/18/2023	2,937	41.1973	40.755-41.25
4/20/2023	(1,163)	41.42757	41.00-41.91
4/20/2023	(1,058)	42.2135	42.07-42.40
4/20/2023	(5,000)	42.2124	42.05-42.47
4/21/2023	(2,669)	42.4075	42.12-42.45
4/24/2023	(2,329)	41.31018	41.00-41.75
4/24/2023	(2)	42.33
4/25/2023	2,368	39.751	39.36-40.00
4/26/2023	(2,368)	40.6276	40.29-40.94
4/28/2023	(10,000)	41.6902	41.50-42.15
5/1/2023	(945)	41.56169	41.00-41.77
5/1/2023	(150)	42.05713	42.03-42.06
5/1/2023	(1,405)	43.158	43.11-43.24
5/2/2023	(425)	38.72313	38.41-38.96
5/2/2023	(246)	39.14772	39.00-39.542
5/5/2023	(200)	37.9	37.82-37.98
5/5/2023	(1,500)	38.66994	38.07-38.98
5/5/2023	(4,129)	39.63721	39.04-40.00
5/9/2023	(200)	41.01
6/2/23	1799	26.6392	26.60-26.69
6/2/23	(51)	26.5802	26.24-26.77
6/2/23	(38)	27.23329	27.03-27.40